UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

TELA Bio, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
872381108
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP IV LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872381108

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,182,717(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,182,717(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,182,717(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 4.8%(2)
14		Type of Reporting Person (See Instructions) IA

(1)	Includes (i) 1,151,992 shares of common stock, par value $0.001 per share (the “Shares”), of TELA Bio, Inc. (the “Issuer”) and (ii) 30,725 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).

(2)	This percentage is calculated based upon 24,713,798 Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on August 13, 2024 and includes an additional 30,725 Shares subject to currently exercisable Warrants held by the Reporting Persons.

CUSIP No. 872381108

1		Names of Reporting Persons. OrbiMed Capital GP IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,182,717(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,182,717(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,182,717(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 4.8% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 1,151,992 shares of common stock, par value $0.001 per share (the “Shares”), of TELA Bio, Inc. (the “Issuer”) and (ii) 30,725 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).

(2)	This percentage is calculated based upon 24,713,798 Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on August 13, 2024 and includes an additional 30,725 Shares subject to currently exercisable Warrants held by the Reporting Persons.

Item 1.  Security and Issuer

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2019, as amended by Amendment No. 1 filed with the SEC on July 1, 2020, Amendment No. 2 filed with the SEC on August 19, 2022, Amendment No. 3 filed with the SEC on April 21, 2023, Amendment No. 4 filed with the SEC on July 2, 2024, and Amendment No. 5 (“Amendment No. 5”) filed with the SEC on October 1, 2024. This Statement relates to the common stock, par value $0.001 per share (the “Shares”) of TELA Bio, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania 19355. The Shares are listed on the NASDAQ Global Market under the ticker symbol “TELA”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 6 is being filed to report that following the transactions described in Item 5(c) below, the Reporting Persons (as defined below) ceased to be the beneficial owners of more than 5% of the Shares and, as a result, this Amendment No. 6 is an exit filing for the Reporting Persons.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”) and OrbiMed Capital GP IV LLC (“OrbiMed GP”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member OrbiMed GP, as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of OrbiMed Private Investments IV, LP (“OPI IV”), a limited partnership organized under the laws of Delaware, as more particularly described in Item 6 below. OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors and OrbiMed GP are set forth on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I and II has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 24,713,798 outstanding Shares of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024 and includes an additional 30,725 Shares subject to currently exercisable Warrants held by the Reporting Persons.

As of the date of this filing, OPI IV, a limited partnership organized under the laws of Delaware, holds 1,182,717 Shares, including Warrants to purchase 30,725 Shares, constituting approximately 4.8% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI IV and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IV. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI IV.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreements of OPI IV, caused OPI IV to enter into the agreements referred to in Item 6 below.

(c) The Reporting Persons effected the following transactions in Shares.

Seller	Date of Transaction	Transaction	Number of Shares	Weighted Average Price Per Share
OPI IV	October 23, 2024	Sold	972,275	$2.75

The Reporting Persons undertake, upon request by the staff of the SEC or the Issuer to provide full information regarding the number of Shares sold at each separate price.

Except as reported in this Amendment No. 6 and in Amendment No. 5, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) As of October 23, 2024, the Reporting Persons are believed to have ceased to be the beneficial owners of more than five percent of the outstanding Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI IV. Such authority includes the power to vote and otherwise dispose of securities held by OPI IV. The number of outstanding Shares attributable to OPI IV is 1,182,717 Shares (which includes Shares issuable upon the exercise of Warrants). OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI IV, may be considered to hold indirectly 1,182,717 Shares (which includes Shares issuable upon the exercise of Warrants).

OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI IV. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI IV. The number of outstanding Shares attributable to OPI IV is 1,182,717 Shares (which includes Shares issuable upon the exercise of warrants). OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may be considered to hold indirectly 1,182,717 Shares (which includes Shares issuable upon the exercise of warrants).

Investor Rights Agreement

In addition, OPI IV and certain other stockholders of the Issuer entered into an amended and restated investor rights with the Issuer a summary of which is set forth at Item 6 of the Statement.

Other than as described in this Amendment No. 6, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC.
2.	Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of October 2, 2014 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-234217)).
3.	First Amendment and Joinder to the Amended and Restated Investor Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of October 23, 2017 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (SEC 333-234217)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP IV LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC.
2.	Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of October 2, 2014 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-234217)).
3.	First Amendment and Joinder to the Amended and Restated Investor Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of October 23, 2017 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (SEC 333-234217)).